Kevin M. Wiggins, CPA Vice President and Chief Accountant IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 Telephone 610-408-2920 Fax 610-408-7264
March 26, 2008
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IKON Office Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 File No. 001-05964
Dear Mr. Krikorian:
     This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your comment letter dated March 14, 2008 (the “Comment Letter”) to IKON Office Solutions, Inc. (the “Company”) with respect to the above-referenced Form 10-K.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses.
Form 10-K for the fiscal year ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
1.	We note your response to prior comment number 3, which appears to imply that certain supplemental numeric data underlying your results of operations is not accurate for public disclosure. Please specify the type of supplemental numeric data that you are unable to quantify. Without this data, explain how you are able to support the statements within your results of operations discussion that describe the underlying sources that contributed to material changes. In addition, tell us whether the inaccuracy of this information impacts your reported financial information. Your response should also include an analysis of how this lack of information impacts the conclusion of the Chief Executive Officer and Chief Financial Officer on the effectiveness of the company’s internal control over financial reporting and disclosure controls and procedures.

We respectfully advise the Staff that our previous response regarding the inability to quantify certain types of supplemental information related solely to certain specific data regarding copy volumes. Copy volume data is gathered from multiple sources within the Company. For billing purposes, our billing organization obtains specific customer copy volume usage by either directly calling the customer or from meter reads obtained by our repair technicians. In some cases, copy volume usage is estimated based on prior experience for purposes of rendering a bill to our customer. We use this information to recognize revenue, but the information is not in a system that can be utilized to generate

Stephen Krikorian
U.S. Securities and Exchange Commission
March 26, 2008

reporting to perform detailed analysis of copy volume (for example, by machine segment). More detailed data is available in a separate system that is not utilized for billing, but used by management for analytical purposes, including formulating high-level conclusions regarding trends based on aggregated usage data. While we have improved our processes for gathering, aggregating, and analyzing copy volume data over the last several years, we continue to refine these processes in order to ensure consistency and reliability. As a result, we believe that such granular supplemental information should currently be utilized solely for internal purposes in order to assess high-level trends that can then be utilized to provide readers of our MD&A a macro level understanding of the results of our business. For example, we are currently comfortable disclosing whether total copy volumes increased or decreased slightly or significantly in one period compared to another. However, we are currently reluctant to disclose an exact percentage of any such increase or decrease, whether in total or by machine segment. As we continue to improve the reliability of this data and our collection processes (for example, quantifying to the exact percentage the copy volume by machine segment) we will endeavor to provide additional detail in future filings, if appropriate. Since this information is solely supplementary, we do not believe that the lack of such additional detail impacts the overall accuracy or quality of our reported results of operations, or the conclusions of the Chief Executive and Chief Financial Officers on the effectiveness of the company’s internal controls over financial reporting and disclosure controls and procedures.
Item 8. Financial Statements and Supplementary Data, page 41
2.	You indicate in response to prior comment 4 that revenue from the sale of stand-alone supplies was approximately 2% of total revenues in fiscal 2007. We also note that supplies are included in your customer service contracts and that you group “the two revenue streams [and] present them together.” Therefore, it appears you have recognized this revenue separately. As part of your response, explain your methodology for determining the amount of supplies revenue included in these customer service contracts that includes both maintenance services and supplies. Tell us the amount of total supplies revenue, including the supplies sold in conjunction with customer service contracts, for each period presented.

We respectfully advise the Staff that we provide supplies to our customers under two different methods. First, some customers order supplies on a stand-alone basis and are charged for such supplies based on the pricing in our communicated price book. Revenue from the sale of stand-alone supplies is recognized at the time of shipment following the receipt of a customer order. More commonly, however, we enter into a supply inclusive maintenance contract with a customer. Under the terms of these contracts, which are typically cancelable for convenience, the customer pays a fixed monthly base fee (which covers the customer for maintenance services up to a specified volume of copies) plus an overage fee (which covers the customer for maintenance services for copies made in excess of the specified base volume). In addition, in many instances, the monthly base fee also covers any consumable supplies the customer may need for the monthly operation of the machine, for example, staples, toner, etc. In those instances, a customer may order necessary supplies and will not be charged on a stand-alone basis. If the contract is not renewed, the customer must then pay for future supplies on a stand-alone basis. Revenue from supply inclusive contracts is recognized over the service period (for example, in the case of a monthly contract, over 30 days). These revenues are not recognized separately. Since the service and supply components are recognized together, it is not possible for us to provide total supplies revenue for all periods presented.

Stephen Krikorian
U.S. Securities and Exchange Commission
March 26, 2008

Consolidated Statements of Cash Flows, page 44
3.	We note your response to prior comment number 5. Further explain why the cash flows related to lease receivables should be classified within investing activities. Describe in detail the nature of these cash flows to further support your classification. That is, tell us whether these cash flows relate to direct financing type leases. Explain how the example in paragraph 147 of appendix C of SFAS 95 is applicable to your company since this example involves a financial services company. Tell us why you believe the lease receivables are analogous to a loan to a customer and why a loan to a customer is not an operating cash flow pursuant to paragraph 22 of SFAS 95.

We respectfully advise the Staff that we provide customers with lease financing for office equipment they purchase from us in the United Kingdom through our captive finance subsidiaries. We believe this part of our business is analogous to a financial services company and, therefore, believe the example in paragraph 147 of SFAS 95 supports our classification. While we acknowledge that there is diversity in practice related to the cash flow presentation of these activities, we believe that our presentation methodology is consistent with many other large multi-national companies we identified when reviewing to confirm that our presentation is in compliance with GAAP.
If you have any questions regarding our responses, please contact me at (610) 408-2920.
Very truly yours,
/s/ Kevin M. Wiggins
Kevin M. Wiggins
Vice President
and Chief Accountant